Exhibit 99.1

Enthusiast Gaming Acquires Addicting Games, Enters Casual Gaming Market

Acquisition expands reach in key gamer demographics, adds new revenue streams

TORONTO and LOS ANGELES, Sept. 07, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce it has acquired Addicting Games, Inc (“Addicting Games”), an innovator in casual gaming, for approximately US$34.4 million (the “Acquisition”). The Acquisition delivers on Enthusiast Gaming’s buy and build growth strategy and expands the Company’s fan flywheel into casual gaming to own more monthly active users and viewers within the key Gen Z and Millennial demographics.

“I’m thrilled to announce the acquisition of Addicting Games, a pioneer in casual gaming with nearly twenty years of experience building a loyal audience of gamers,” said Adrian Montgomery, CEO of Enthusiast Gaming. “Addicting Games integrates with existing advertising and subscription revenue streams and unlocks new streams such as in-game purchases, and other affiliate type deals. At the same time, our media platforms and influencers will expand the reach of Addicting Games’ current titles. I look forward to welcoming the Addicting Games team to the Enthusiast Gaming family.”

Since the early 2000s, Addicting Games has helped to popularize casual gaming online, developing and distributing innovative games. Today, Addicting Games provides an extensive library of over 1,500 games to approximately ten million gamers monthly. Addicting Games’ audience spends over 15 minutes per average visit playing on titles spanning action, sports, puzzles, and more. Addicting Games offers subscriptions and in-app purchases on many of its properties.

Games, portals, and brands included in the Acquisition:

•	Addicting Games (addictinggames.com)
•	Shockwave (shockwave.com)
•	TypeRacer (typeracer.com)
•	ioGames Space (iogames.space)
•	Little BIG Snake (littlebigsnake.com, iOS app, Android app)
•	Diep.io (diep.io, iOS app, Android app)
•	EV.io (ev.io, Windows, MacOS)
•	Mope.io (mope.io, iOS app, Android app)
•	MathGames (mathgames.com)

“We’re excited to join the Enthusiast Gaming family,” said Bill Karamouzis, CEO and Co-Founder of Addicting Games. “Combining Enthusiast Gaming’s scale and expertise with our properties and titles will increase engagement, drive new revenue opportunities, and provide the resources to develop new titles and fan experiences.”

Transaction Terms

Pursuant to the terms of a share purchase agreement (the “SPA”) dated September 3, 2021, the Company acquired 100% of the issued and outstanding shares of Addicting Games for total consideration of approximately US$34.4 million (the “Purchase Price”). The Purchase Price is comprised of: i) US$10 million in cash paid on closing; ii) US$12 million in stock on closing, settled through the issuance of 2,661,164 common shares of the Company (the “Closing Shares”); iii) deferred payments of US$7 million and US$3.8 million, payable on the first and second anniversaries of the closing date, respectively (collectively, the “Anniversary Payments”), which may be settled in cash or common shares at the option of the Company; and, iv) the assumption of a convertible debenture (the “Debenture”) in Addicting Games held by the Company, dated April 10, 2019, of approximately US$1.6 million inclusive of principal and accrued interest to the closing date. The Debenture was due to mature in April 2022, was secured against the assets of Addicting Games, and carried interest at 2% per annum.

The Closing Shares are subject to a statutory hold period and a contractual lock-up with 50% released twelve (12) months following the closing date and 50% released twenty-four (24) months following the closing date. Any common shares issued in connection with the Anniversary Payments will be subject to a contractual lock-up with 25% being released every three months after issuance. The SPA contains other customary terms including, but not limited to, adjustments to the Purchase Price for cash and working capital in Addicting Games at the time of closing.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

About Addicting Games

Addicting Games is considered a trailblazer in casual gaming. Since the early 2000’s, Addicting Games has worked with game developers to create and distribute free online and mobile games including action games, sports games, puzzle games, io games, and many more.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com
647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements with respect to the effects of the Acquisition on the Company, including the growth of the audience of the Company’s media properties, enhancements to revenue, other benefits and synergies resulting from the Acquisition, and the timing and terms of deferred payments to be made in accordance with the SPA.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.